06050719

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
NOV 28 2006
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2005 (MM/DD/YY) AND ENDING 09/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Waterhouse Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 Greene Street
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Chochon — (402) 827-8636
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

1200 Main Street	Kansas City	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

11/17/07

OATH OR AFFIRMATION

I, Mike Chacher swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Waterhouse Capital Markets, Inc.
, as of September 30, 2006, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Name

Chief Financial Officer

Title

Notary Public

GENERAL NOTARY - State of Nebraska
SHAWN A. WILLIAMS
My Comm. Exp. Sept. 2, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

TD Waterhouse Capital Markets, Inc. (A Wholly Owned Subsidiary of TD AMERITRADE Holding Corporation) SEC File Number: 8-53567
September 30, 2006
With Report of Independent Registered Public Accounting Firm

TD Waterhouse Capital Markets, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Financial Condition

September 30, 2006

Contents

0611-0786132

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD Waterhouse Capital Markets, Inc.

We have audited the accompanying statement of financial condition of TD Waterhouse Capital Markets, Inc. (the Company) as of September 30, 2006. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Waterhouse Capital Markets, Inc. at September 30, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
November 15, 2006

0611-0786132

TD Waterhouse Capital Markets, Inc.
(A Wholly Owned Subsidiary of
TD AMERITRADE Holding Corporation)

Statement of Financial Condition

September 30, 2006
(In Thousands, Except Share and Per Share Amounts)

Assets		
Cash and cash equivalents	$	9,837
Receivable from affiliates		578
Other assets		221
Deferred income taxes		1,102
Total assets	$	11,738
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued liabilities	$	3,268
Payable to affiliates		2,172
Total liabilities		5,440
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding		–
Additional paid-in capital		6,248
Retained earnings		50
Total stockholder's equity		6,298
Total liabilities and stockholder's equity	$	11,738

See accompanying notes.

1. Basis of Presentation and Nature of Operations

Basis of Presentation

TD Waterhouse Capital Markets, Inc. (the Company) is a wholly owned subsidiary of TD AMERITRADE Holding Corporation (formerly Ameritrade Holding Corporation) (the Parent). The Company's former parent, TD Waterhouse Group, Inc., was acquired by Ameritrade Holding Corporation on January 24, 2006 (see Note 3). Subsequent to the acquisition, the Company changed its fiscal year-end from October 31 to September 30.

Nature of Operations

The Company is a securities brokerage firm registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). Prior to August 18, 2006, the Company operated as a market maker in over-the-counter equity securities, primarily those traded on the NASDAQ Stock Market and the OTC Bulletin Board. On August 18, 2006, pursuant to an Asset Purchase Agreement, the Company sold its client relationships for $7 million. The Company no longer has substantive business operations subsequent to the sale. The Parent intends to withdraw the Company's registration as a broker-dealer. Accordingly, all assets and liabilities in the statement of financial condition are carried at liquidation value.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company considers the amounts presented for financial instruments on the statement of financial condition to be reasonable estimates of fair value based on maturity dates, repricing characteristics, and, where applicable, quoted market prices.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines income taxes on a separate entity basis. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates. Accruals for expected tax deficiencies that could arise from separate filings of the Company are recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies*, when management determines that a tax deficiency is both probable and reasonably estimable.

3. Business Combinations

On January 24, 2006, the Parent completed the acquisition of TD Waterhouse Group, Inc., a Delaware corporation, pursuant to an Agreement of Sale and Purchase, dated June 22, 2005, as amended, with The Toronto-Dominion Bank (TD). Upon the completion of the transaction, the Parent changed its name to TD AMERITRADE Holding Corporation.

The Parent allocated $7 million to the fair value of the Company's client relationships in the purchase accounting for the acquisition, which was pushed down to the Company. The client relationships were subsequently sold on August 18, 2006, for $7 million.

4. Deferred Income Taxes

At September 30, 2006, deferred income taxes consist of a deferred tax asset of $1.1 million on the statement of financial condition. Deferred tax assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates. The principal temporary differences arise from certain accrued liabilities.

4. Deferred Income Taxes (continued)

The Company did not record a valuation allowance against its deferred tax assets at November 1, 2005, or September 30, 2006.

5. Exit Liabilities

The Company has recorded exit liabilities associated with the Parent's acquisition of the Company's former parent described in Note 3, which are included in accounts payable and accrued liabilities in the statement of financial condition. These exit liabilities consist of severance pay. The following is a summary of the activity in the Company's acquisition exit liabilities (in thousands):

Balance, November 1, 2005	$ –
Exit costs recorded	2,518
Paid	(1,533)
Balance, September 30, 2006	$ 985

The remaining exit liabilities are expected to be paid during fiscal 2007.

6. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. Rule 15c3-1 requires that the Company maintain minimum net capital of the greater of $1 million or 6 2/3% of aggregate indebtedness, as defined. At September 30, 2006, the Company had net capital of $4.4 million, which was $3.4 million in excess of the required net capital of $1 million.

7. Employee Benefit Plans

The Parent has 401(k) and profit-sharing plans covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan documents or at the discretion of the Parent's Board of Directors, as applicable.

8. Commitments and Contingencies

Regulatory Matter

On May 10, 2004, the SEC initiated an inquiry regarding the Company's specialist trading practices on regional and options exchanges. The Company replied to the SEC on May 26, 2004. On January 3, 2005, the Company received an enforcement referral letter from the Office of Compliance Investigations and Examinations. The Company responded to the referral letter on February 8, 2005. On January 6, 2006, the SEC sent an extensive document request to TD Options, LLC, which included the Company as an affiliate. On February 7, 2006, the SEC Staff informed the Company that, in the Staff's view, the data supported a disgorgement claim of approximately $1.1 million, plus a penalty, based on alleged violations of order priority rules. The Company has entered into settlement negotiations with the SEC Staff and has accrued $1.2 million for this matter as of September 30, 2006.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the statement of financial condition could be changed at a later date upon final determinations by taxing authorities. TD has agreed to indemnify the Company for tax obligations, if any, pertaining to activities of TD Waterhouse prior to the acquisition.

Legal

The nature of the Company's business subjected it to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's statement of financial condition. However, in the opinion of management, after consultation with legal counsel, the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

9. Related-Party Transactions

Transactions With Affiliated Clearing Broker

The Company cleared its securities transactions through an affiliated clearing broker on a fully disclosed basis.

Subordinated Borrowings

The Company had $2 million of subordinated borrowings from its Parent, which bore interest at 2.88%. The subordinated borrowings were repaid in full in July 2006.

Other Related-Party Transactions

Receivables from and payables to affiliates resulting from related-party transactions are generally settled in cash on a monthly basis. As of September 30, 2006, receivables from affiliates included $0.5 million of income tax related balances.